SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 2)*

The Greenbrier Companies, Inc.

(Name of Issuer)

Common Stock, without par value

(Title and Class of Securities)

393657101

(CUSIP Number)

WL Ross Group, L.P. 1166 Avenue of the Americas New York, New York 10036 Attention: Michael J. Gibbons Telephone number: (212) 826-1100 Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert A. Profusek

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

November 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

Schedule 13D

CUSIP No. 393657101	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,150,053 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,150,053 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,053 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

(1)	Warrants to purchase 1,150,053 shares of common stock (the “Fund IV Warrants”) are held directly by WLR Recovery Fund IV, L.P. (“Fund IV”). Wilbur L. Ross, Jr. (“Mr. Ross”) is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of the Fund IV Warrants.

Schedule 13D

CUSIP No. 393657101	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,619 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,619 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON PN

(1)	Warrants to purchase 4,619 shares of common stock (the “Parallel Fund Warrants”) are held directly by WLR IV Parallel ESC, L.P. (“Parallel Fund”). Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

Schedule 13D

CUSIP No. 393657101	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1) (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,154,672 (1) (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,154,672 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,672 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IA

(1)	The Fund IV Warrants are held directly by Fund IV. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of such Fund IV Warrants.

(2)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

Schedule 13D

CUSIP No. 393657101	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,619 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,619 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON IA

(1)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

Schedule 13D

CUSIP No. 393657101	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,619 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,619 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON IA

(1)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

Schedule 13D

CUSIP No. 393657101	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1) (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,154,672 (1) (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,154,672 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,672 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IA

(1)	The Fund IV Warrants are held directly by Fund IV. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of such Fund IV Warrants.

(2)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

Schedule 13D

CUSIP No. 393657101	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1) (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,154,672 (1) (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,154,672 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,672 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IA

(1)	The Fund IV Warrants are held directly by Fund IV. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of such Fund IV Warrants.

(2)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

Schedule 13D

CUSIP No. 393657101	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1) (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,652
	8	SHARED VOTING POWER 1,154,672 (1) (2)
	9	SOLE DISPOSITIVE POWER 8,652
	10	SHARED DISPOSITIVE POWER 1,154,672 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,163,324 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

(1)	The Fund IV Warrants are held directly by Fund IV. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Fund IV Warrants and voting and dispositive power over any shares issuable upon exercise of such Fund IV Warrants.

(2)	The Parallel Fund Warrants are held directly by Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel with Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share dispositive power over the Parallel Fund Warrants and voting and dispositive power over any shares issuable upon exercise of the Parallel Fund Warrants.

Schedule 13D/A

CUSIP No. 393657101	Page 10 of 13 Pages

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D originally filed on June 22, 2009 and amended December 20, 2010 (as so amended, the “Schedule 13D”) by WLR Recovery Fund IV, L.P., WLR IV Parallel ESC, L.P., WLR Recovery Associates IV LLC, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WL Ross Group, L.P., El Vedado, LLC and Wilbur L. Ross, Jr. (each, a “Reporting Person” and, collectively, the “Reporting Persons”). All capitalized terms used without definition in this Schedule 13D/A have the meanings set forth in the Schedule 13D.

This Schedule 13D/A amends the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 14, 2011, the WLR Funds exercised the Warrants to purchase 2,144,390 shares of Common Stock for $5.96 per share. The WLR Funds paid the exercise price on a cashless basis, resulting in the withholding of 662,049 shares to pay the exercise price and the issuance to the WLR Funds of the remaining 1,482,341 shares, of which 1,476,411 shares were held directly by Fund IV (the “Fund IV Shares”) and 5,930 shares were held directly by Parallel Fund (the “Parallel Fund Shares”). On November 14, 2011, the Fund IV Shares and the Parallel Fund Shares were sold in block trades.

Item 4.	Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) As of the date of this Schedule 13D/A, the Reporting Persons beneficially own a total of 1,154,672 warrants to purchase shares of Common Stock, which in the aggregate represent approximately 4.4% of the outstanding Common Stock as of October 24, 2011. Fund IV directly holds Warrants to purchase 1,150,053 shares of Common Stock (4.4% of the outstanding Common Stock if exercised) and Parallel Fund directly holds Warrants to purchase 4,619 shares of Common Stock (0.02% of the outstanding Common Stock if exercised). Mr. Ross directly holds 8,652 shares of Common Stock. The number of shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in Items 8 and 10 of each of the inside cover pages to this Schedule 13D/A relating to each such Reporting Person (which are incorporated into this Item 5 by reference).

Except for Fund IV with respect to the Fund IV Warrants, Parallel Fund with respect to the Parallel Fund Warrants and Mr. Ross with respect to the 8,652 shares of Common Stock held directly by him, each of the Reporting Persons disclaims beneficial ownership of the securities referred to in this Schedule 13D/A, and the filing of this Schedule 13D/A will not be construed as an admission that any of the Reporting Persons is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D/A.

(c) In the past sixty days, Fund IV and Parallel Fund sold an aggregate of 1,482,341 shares in block trades as set forth below:

Schedule 13D/A

CUSIP No. 393657101	Page 11 of 13 Pages

Fund IV

Date	Number of Shares	Approximate Per Share Price
11/14/11	1,476,411	$21.90

Parallel Fund

Date	Number of Shares	Approximate Per Share Price
11/14/11	5,930	$21.90

(e) As of the date of this report, the Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock of the Issuer.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5.

Schedule 13D/A

CUSIP No. 393657101	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 16, 2011

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.

By:	Invesco WLR IV Associates LLC
its General Partner
By:	Invesco Private Capital, Inc.,
its Managing Member

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

INVESCO WLR IV ASSOCIATES LLC

By:	Invesco Private Capital, Inc.,
its Managing Member

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO PRIVATE CAPITAL, INC.

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

Schedule 13D/A

CUSIP No. 393657101	Page 13 of 13 Pages

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D/A pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.